CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Curtiss Motorcycle Company, Inc.
Leeds, Alabama

We have reviewed the accompanying financial statements of Curtiss Motorcycle Company, Inc. (the "Company,"), which comprise the balance sheet as of March 31, 2020 and March 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending March 31, 2020 and March 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 28, 2020
Los Angeles, California

Curtiss Motorcycle Company, Inc.
BALANCE SHEET
(UNAUDITED)

As of March 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 4,069	$ 252,457
Accounts receivable—net	-	503
Inventories	368,232	881,218
Prepaids and other current assets	8,396	36,555
Total current assets	**380,697**	**1,170,733**
Property and equipment, net	520,719	345,244
Total assets	**$ 901,416**	**$ 1,515,976**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 198,457	$ 253,039
Credit Card	41,317	67,270
Current portion of Note payable	42,588	41,893
Current portion of equipment loan	5,772	-
Equipment line of credit	19,318	-
Deferred revenue	411,049	417,549
Other current liabilities	317,094	263,169
Total current liabilities	**1,035,594**	**1,042,919**
Equipment loan	9,644	-
Note Payables	383,290	426,280
Total liabilities	**1,428,528**	**1,469,200**
STOCKHOLDERS EQUITY		
Common Stock	53,844	46,797
Preferred Stock	1	1
Additional Paid In Capital (APIC)	14,896,184	14,360,581
Stock Issuance Costs	(480,000)	(480,000)
Retained earnings/(Accumulated Deficit)	(14,997,141)	(13,880,603)
Total stockholders' equity	**(527,112)**	**46,777**
Total liabilities and stockholders' equity	**$ 901,416**	**$ 1,515,976**

See accompanying notes to financial statements.

Curtiss Motorcycle Company, Inc.
STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended March 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 602,181	$ 1,573,961
Cost of goods sold	662,531	948,822
Gross profit	(60,350)	625,139
Operating expenses		
General and administrative	949,455	1,131,333
Sales and marketing	67,496	414,781
Total operating expenses	1,016,951	1,546,114
Operating income/(loss)	(1,077,300)	(920,975)
Interest expense	30,699	31,860
Other Loss/(Income)	(11,020)	(5,549)
Income/(Loss) before provision for income taxes	(1,096,979)	(947,286)
Provision/(Benefit) for income taxes	19,560	4,834
Net income/(Net Loss)	$ (1,116,539)	$ (952,120)

See accompanying notes to financial statements.

Curtiss Motorcycle Company, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Stock Issuance	Additional Paid in	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Costs	Capital	(Accumulated Deficit)	Equity
Balance—March 31, 2018	44,989,582 $	44,990	1,000 $	1	$ (480,000)	$ 13,768,816	$ (12,928,483) $	405,324
Issuance of Common Stock	540,000	540				111,294		111,834
Equity crowdfunding	817,935	818				233,784		234,602
Shared Based Compensation	449,340	449				246,688		247,137
Net income/(loss)							(952,120)	(952,120)
Balance—March 31, 2019	46,796,857	46,797	$ 1,000 $	1	$ (480,000)	$ 14,360,581	$ (13,880,603) $	46,777
Issuance of Common Stock	6,000,000	6,000				328,000		334,000
Equity crowdfunding	997,000	997				197,653		198,650
Shared Based Compensation	50,000	50				9,950		10,000
Net income/(loss)							(1,116,539)	(1,116,539)
Balance—March 31, 2020	53,843,857 $	53,844	1,000 $	1	$ (480,000)	$ 14,896,184	$ (14,997,141) $	(527,112)

See accompanying notes to financial statements.

4

Curtiss Motorcycles Company, Inc.
STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended March 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,116,539)	$	(952,120)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		43,979		45,662
Shared Based Compensation		10,000		247,137
Changes in operating assets and liabilities:				
Accounts receivable		503		32,025
Inventory		512,986		199,153
Prepaid expenses and other current assets		28,159		36,132
Accounts payable and accrued expenses		(54,582)		195,425
Credit Cards		(25,953)		4,221
Deferred Revenue		(6,500)		(80,222)
Other current liabilities		53,925		40,371
Net cash provided/(used) by operating activities		**(554,022)**		**(232,215)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(219,454)		(280,367)
Sale of property and equipment		-		-
Net cash provided/(used) in investing activities		**(219,454)**		**(280,367)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		532,650		346,436
Borrowing on Loans and Notes		34,734		45,060
Repayment OF Loans and Notes		(42,296)		-
Net cash provided/(used) by financing activities		**525,088**		**391,496**
Change in cash		(248,388)		(121,086)
Cash—beginning of year		252,457		373,543
Cash—end of year	$	**4,069**	$	**252,457**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	30,699	$	31,860
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Curtis Motorcycle Company was originally formed as Confederate Motors, Inc. in 1991, and was incorporated in 2003 in the state of Delaware. On January 3, 2018, the company changed name to Curtiss Motorcycle Company, Inc.

The financial statements of Curtiss Motorcycles Company, Inc(which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Leeds, Alabama.

The company is the creator of the motorcycles pre-sold on-line at curtissmotorcycles.com. The Company is on a mission to lead an all-new golden age of sustainable motorcycles by designing and crafting the world's best and finest electric motorcycles.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. The costing is done on first-in first out basis.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Automobiles	5 years
Leasehold improvements	15 years
Other equipment	5-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Curtiss Motorcycle Company, Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its motorcycles when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Cost of sales

Costs of goods sold include the cost of materials, labor, and freight-in.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 28, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended March 31,	2020	2019
Work in progress	128,332	
Raw materials	239,900	881,218
Finished goods		
Total Inventories	**$ 368,232**	**$ 881,218**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended March 31,	2020	2019
Prepaid expenses	3,991	34,007
Prepaid Insurance	4,406	2,549
Total Prepaids Expenses and other Current Assts	$ 8,396	$ 36,555

Other current liabilities consist of the following items:

As of Year Ended March 31,	2020	2019
Accrued Expenses	5,744	20,589
Accrued Interest		7,502
Registration rights liability	175,500	175,500
Accrued Payroll	120,750	43,500
Warranty Reserve	9,838	
Other current liabilities	5,261	16,079
Total Other Current Liabilities	**317,094**	**263,169**

5.   PROPERTY AND EQUIPMENT

As of March 31, 2020, property and equipment consists of:

As of Year Ended March 31,	2020	2019
Equipment	$ 87,508	$ 103,973
Furnitures and fixtures	11,734	11,734
Automobiles	44,808	81,435
leasehold improvements	32,179	25,827
Bat Elec Concept Prototype	258,915	
Zeus Production Model - Proto	138,469	
Other Fixed Asset	158,363	158,363
Construction in progress	137,611	268,800
Property and Equipment, at Cost	**869,588**	**650,134**
Accumulated depreciation	(348,869)	(304,890)
Property and Equipment, Net	$ 520,719	$ 345,244

Depreciation expense for property and equipment for the fiscal year ended March 31, 2020 and 2019 was in the amount of $43,979 and $45,662 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of common shares class at par value of $ 0.001 and 25,000,0000 shares of preferred stocks with $ 0.001 par value.

As of March 31, 2020, and March 31, 2019, 53,843,857 of Common Stock and 1,000 of preferred stock have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Incentive Plan (which may be referred to as the "Plan"). The Company reserved 7,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options to qualified employees, officers, directors, consultants and other service providers. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	ESOP Expenses
Outstanding at March 31, 2018	2,500,000	$ 100,000
Granted	449,340	$ 247,137
Execised	-	$ -
Expired/Cancelled	-	$ -
Outstanding at March 31, 2019	2,949,340	$ 347,137
Granted	50,000	$ 10,000
Execised		
Expired/Cancelled		
Outstanding at March 31, 2019	2,999,340	$ 357,137

ESOP expenses for the years ended March 31, 2020 and March 31, 2019 was $247,137 and $10,000, respectively.

8.   DEBT

Loan Payable

On December 21, 2017 the company entered into a Note Payable agreement with Biz Capital Bidco I, LLC in the maximum amount of up to $500,000, which may be advanced in multiple disbursement to the company where 90% of the loan is guaranteed by the U.S. Small Business Administration. Out of original amount of $500,000, the company can use $474,000 for purchasing of inventory , $12,500 for working capital and closing costs, and $13,500 for guarantee fee.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The Loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement require six months -only payments, followed by monthly payments of principal and interest of approximately $5,543. The loan carries a variable interest rate, beginning at 5.1% per annum, and a term of ten years or December 21, 2027.

As of March 31, 2020, and March 31, 2019, the outstanding balance of this loan is in the amount of $425,877 and $468,173, respectively, thereof $42,588 and $41,983 has been classified as current portion. The following is the schedule of future maturities:

As of Year Ended December 31, 2019

2020	$	42,588
2021		42,588
2022		42,588
2023		42,588
2024		42,588
Thereafter		212,939
TOTAL		**425,877**

Equipment line of credit

On August 2, 2019 the Company entered into the Dell Business Credit limit in the amount of $ 20,000 with Dell Financial Services, with corresponding interest rate of 28.24%. The company promises to pay at least the Total Minimum Payment Due by the Payment Due Date as shown on the monthly Statement. The Total Minimum Payment Due will include a minimum payment of the greater of $15 or 3% of the New Balance shown on the Statement, rounded up to the next dollar plus all past due amounts. As of March 31, 2020, the loan has an outstanding balance of $19,318 and the entire amount has been classified as current.

Equipment loan

On July 17, 2019, the company entered into Equipment Finance Agreement with Beacon Hill Funding in the amount of $18,306. The loan shall be paid in 36 monthly installments of $481,74. As of March 31, 2020, the loan has an outstanding balance of $15,416 and an amount of $5772 and the entire amount has been classified as current portion. The following is the schedule of future maturities:

As of Year Ended December 31, 2019

2020	$	5,772
2021		5,772
2022		3,872
2023		-
2024		-
Thereafter		-
TOTAL		**15,416**

9. INCOME TAXES

The provision for income taxes for the year ended As of March 31, 2020, and March 31, 2019 consists of the following:

As of Year Ended March 31,		2020		2019
Net Operating Loss	$	(457,698)	$	(256,932)
Valuation Allowance		457,698		256,932
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at As of March 31, 2020, and March 31, 2019, as follows:

As of Year Ended March 31,		2020		2019
Net Operating Loss	$	(714,631)	$	(229,793)
Valuation Allowance		714,631		229,793
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of March 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending March 31,2020 , the Company had net operating loss ("NOL") of $1,656,827, and the Company had net operating loss ("NOL") carryforwards of approximately $2,586,899. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change.

The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. . As of March 31, 2020, and March 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of March 31, 2020, and March 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There is no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Operating lease

On March 1st, 2019 the company entered into a leasing contract with Lee Barnes for its office building located in Parkway Drive, Leeds, Alabama. The contract is valid for 5 years from the contract date, unless sooner terminated. Unless the Lessee provides notice to the Lessor in writing 90days in advance of the termination date, the lease shall be renewed an additional 12 months from the termination date under the same terms and condition. The monthly rent is $ 3,500 of period of 60months ending on February 28, 2024. Lessee shall deposit with Lessor the sum of $ 3,500.

The following is a schedule of minimum lease payments as of March 31, 2020:

Year	Obligation
2020	$ 42,000
2021	42,000
2022	42,000
2023	42,000
Thereafter	7,000
Total future minimum operating lease payments	**$ 175,000**

Rent expense was in the amount of $ 47,411 and $68,911 as of March 31, 2020 and March 31, 2019 respectively

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 28, 2020 the date the financial statements were available to be issued.

On April 8, 2020 the company, the seller, entered into Assets Purchase Agreement- Inventory with Confederate Motorcycle LLC, the buyer. The buyer agrees to purchase all the rights to certain assets and property of seller previously purchased to manufacture petrol powered, internal combustion engine ("ICE") Confederate and Curtiss brand motorcycle. This shall include all Confederate and Curtiss inventory specifically agreed, as well as motorcycle drawings, list of suppliers and intellectual property related to Curtiss of Confederate Petrol Motorcycle and etc. The purchase price shall be the total of $ 295,310.50 and additionally $ 140,000 shall be paid to seller.

There have been no other events or transactions during this time which would have a material effect on these financial statements.